Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms Wins Produce Business’s 33rd Annual
Marketing Excellence Awards

AeroFarms elevated rebrand and packaging redesign breaks through at Retail

Newark, NJ – August 30, 2021 – AeroFarms®, a certified B Corporation and leader in indoor vertical farming, today announced that it is a winner of PRODUCE BUSINESS’s 33rd Annual Marketing Excellence Awards. PRODUCE BUSINESS has been leading produce industry coverage for over three decades, and their annual 2021 Marketing Excellence Awards recognize the outstanding, results-driven work by different companies throughout the industry.

The new branding for AeroFarms and the rebranding of its Dream Greens® retail brand to AeroFarms®, successfully united its mission and activities under one fresh, powerful identify that celebrates its leadership for indoor vertical farming and a brighter future for all. AeroFarms grows using proprietary aeroponics and indoor vertical farming technologies, which yield annual productivity up to 390 times greater than traditional field farming, while using up to 95% less water and zero pesticides.

“As part of the mission of PRODUCE BUSINESS to ‘initiate industry improvement’ by highlighting excellence in ways to market produce to consumers, we recognize AeroFarms and its latest rebrand and packaging redesign,” commented Ken Whitacre, Executive Vice President and Group Publish and Editorial Director for Phoenix Media. “The concept of ‘Elevating’ the senses through its attractive new look goes a long way to helping retailers capture consumers’ attention to the company’s great products.”

“We know that our customers want to have an emotional and values-based connection to their food and understand where their food comes from, how it’s grown and what it stands for,” said David Rosenberg, Co-Founder and Chief Executive Officer. “We are honored that PRODUCE BUSINESS recognized our breakthrough branding work to be a winner of their 33rd Annual marketing Excellence Awards, and we look forward to sharing our award-winning brand with more customers with our expansion plans to the Mid-Atlantic, Mid-West and South regions.”

Since 2004, AeroFarms has been the world trailblazer for technology-enabled controlled environment agriculture and has won over 50 awards for its leadership for innovation, sustainability, and food -- including being recently recognized as a finalist for Newsweek’s Future of Travel awards for their pioneering “farm-to-plane” partnership with Singapore Airlines. Honoring its legacy as farmers and agriculture innovators, AeroFarms’ mission today is bigger and bolder than ever: to grow the best plants possible for the betterment of humanity, using proprietary aeroponics and indoor vertical farming technologies to solve agriculture's biggest challenges and grow the most delicious produce for its communities. AeroFarms’ expertise in plant biology and the broader farming industry is captured further in its new B2B tagline Agriculture, Elevated.™ In addition, AeroFarms new B2C tagline Vertical Farming, Elevated Flavor™ highlights to customers not only where and how their food is grown, but also more importantly, the key growing benefits that AeroFarms uniquely brings to the market, setting a new culinary standard with millions of data points to prove it.

AeroFarms is able to grow its kale to be sweeter and its arugula to be perfectly peppery, and the Company has developed its signature FlavorSpectrum™ to represent the breadth of flavors and hundreds of varieties of leafy greens that it is able to grow. AeroFarms’ team of experts from horticulturists to engineers to data scientists to nutritionists paired each specific tasting note with a representative color to bring the FlavorSpectrum™ philosophy to life. Across its leafy greens packaging line, the cool blue tones represent sweet and mellow notes, while the intense reds represent bold and zesty flavors.

In addition, AeroFarms’ new packaging design for its sealed tray that is made with 40% less plastic than a traditional clamshell, was developed with rounds of primary consumer research and collaboration with key selling partners. The eye-catching packaging design boasts the largest clear window in the entire packaged salads category. As a result, the leafy greens are showcased, allowing the product to be the hero to signal the ultimate in freshness and flavor. Major attributes like sustainably grown indoors, no pesticides ever, locally grown, no washing needed, and non-GMO are highlighted in a clean presentation, and AeroFarms’ expertise in flavor is brought to life through its descriptive product tasting notes and its “Taste our Difference” invitation. AeroFarms’ leadership in authenticity and transparency (also represented by the clear window) is reinforced by the grown with purpose messaging and by the logo for Certified B Corporation, that provides a scorecard on both environmental and societal factors.

All AeroFarms leafy greens are safely grown indoors at one of AeroFarms’ state-of-the art commercial indoor vertical farms that is certified for USDA Good Agricultural Practices, SQF Level 2 Good Manufacturing Practices, Non-GMO Project Verification, and OU Kosher. AeroFarms leafy greens are completely pesticide free, and ready-to-eat without any need to wash, providing a major benefit to consumers looking for safety and convenience. AeroFarms leafy greens are available at major retail and foodservice customers including Walmart, Whole Foods Market, ShopRite, Amazon Fresh, FreshDirect, and Baldor Specialty Foods.

About AeroFarms

Since 2004, AeroFarms has been leading the way for indoor vertical farming and championing transformational innovation for agriculture. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corporation with global headquarters in Newark, New Jersey. Named one of the World’s Most Innovative Companies by Fast Company two years in a row and one of TIME’s Best Inventions in Food, AeroFarms patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using up to 95% less water and no pesticides ever versus traditional field farming. AeroFarms enables local production to safely grow all year round, using vertical farming for elevated flavor. In addition, through its proprietary growing technology platform, AeroFarms has grown over 550 varieties, has innovated in speed breeding, and has developed multi-year strategic partnerships ranging from government to major Fortune 500 companies to help uniquely solve agriculture supply chain needs. For additional information, visit: https://aerofarms.com/.

On March 26, 2021, AeroFarms announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV). Upon the closing of the business combination, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol "ARFM". Additional information about the transaction can be viewed here: https://aerofarms.com/investors/

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and AeroFarms or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might,” “will,” “estimate,” “continue,” “contemplate,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding Spring Valley’s proposed acquisition of AeroFarms are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of AeroFarms and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AeroFarms and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Spring Valley or AeroFarms is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the expansion of AeroFarms’ business and the timing of expected business milestones; the effects of competition on AeroFarms’ business; the ability of Spring Valley or AeroFarms to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, final prospectus dated November 25, 2020 and definitive proxy statement/prospectus dated July 26, 2021 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor AeroFarms presently know, or that Spring Valley nor AeroFarms currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and AeroFarms’ expectations, plans, or forecasts of future events and views as of the date of this press release. Spring Valley and AeroFarms anticipate that subsequent events and developments will cause Spring Valley’s and AeroFarms’ assessments to change. However, while Spring Valley and AeroFarms may elect to update these forward-looking statements at some point in the future, Spring Valley and AeroFarms specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and AeroFarms’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

AeroFarms Contacts
Investor Relations:
Jeff Sonnek ICR
Jeff.Sonnek@icrinc.com
1-646-277-1263

Media Relations:
Marc Oshima
AeroFarms
MarcOshima@AeroFarms.com
1-917-673-4602